Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE TO ACQUIRE GERMAN LOGISTICS PROPERTY

AND SELL AURORA, ONTARIO OFFICE PROPERTIES

July 3, 2018 -Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has entered into an agreement to acquire a warehouse and logistics property in Erfurt, Germany consisting of approximately 717,000 square feet of gross leasable area. The purchase price of euro 53.9 million represents an in-going yield of approximately 5.4% excluding transaction costs. The property is located in one of Granite’s core European markets and builds on Granite’s existing presence in the German logistics market. The property which was built in 2010 is fully leased with a weighted average lease term of approximately 4.7 years. The primary tenant is LGI TechLog GmbH, a German subsidiary of Elanders Group, a public Swedish company traded on the NASDAQ OMX Nordic Exchange, which is a global provider of supply chain management and e-commerce logistics services. The transaction will be immediately accretive to funds from operations and adjusted funds from operations and will be funded from a combination of cash on hand and Granite’s credit facility. The transaction is expected to close during the third quarter of 2018.

Granite also announced today that it recently entered into an agreement to sell its office properties in Aurora, Ontario that serve as the corporate headquarters for Magna International Inc. (“Magna”). The sale will generate total gross proceeds of $60 million representing a capitalization rate of approximately 6.2%. The sale will be accretive to Granite’s net asset value and is subject to customary closing conditions with the closing expected to take place towards the end of the third quarter of 2018.

Michael Forsayeth, Granite’s CEO, commented that “Together with the sale of Magna’s corporate headquarters being net asset value accretive and consistent with Granite’s strategy, these transactions will further reduce Granite’s Magna concentration.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 90 rental income properties representing approximately 34 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of performance or results and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2018 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.